Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	First Quarter Ended March 25, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
	(In millions, except ratio of earnings to fixed charges)
Earnings:
Income from continuing operations before income taxes	$215	$322	$872	$980	$1,053	$1,055
Less: Net income from continuing operations attributable to noncontrolling interests	(3)	(15)	(13)	(9)	(6)	(9)

Income from continuing operations before income taxes after noncontrolling interests	$212	$307	$859	$971	$1,047	$1,046
Add:
Interest expense	39	181	171	171	191	222
Amortization of debt expense	2	8	7	6	7	13
Interest component of rent expense	9	42	47	47	54	55

Earnings	$262	$538	$1,084	$1,195	$1,299	$1,336

Fixed charges:
Interest expense	$39	$181	$171	$171	$191	$222
Amortization of debt expense	2	8	7	6	7	13
Interest component of rent expense	9	42	47	47	54	55

Fixed charges	$50	$231	$225	$224	$252	$290

Ratio of earnings to fixed charges	5.2 x	2.3 x	4.8 x	5.3 x	5.2 x	4.6 x